

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 14, 2009

via U.S. mail and facsimile

Jeffrey L. Jacobson, Chief Financial Officer
Wesco Financial Corporation
301 East Colorado Boulevard, Suite 300
Pasadena, California 91101-1901

> **RE: Wesco Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 1-4720**

Dear Mr. Jacobson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies and Practices, page 32

Losses and Loss Adjustment Expenses, page 34

1. We note that during the third quarter of fiscal year 2008, one of the banks, which KBS had an outstanding deposit guarantee bond, failed resulting in a $6.9 million loss, or 6.6% of fiscal year 2008 income before income taxes. We further note you have included disclosure that only a few of the small Midwestern banks are believed to be subject to significant risk of failure and that you have limited your liability for each bank to a maximum liability of $7.6 million after taxes. There is a concern that investors may not be able to fully understand the risk to your consolidated financial statements without disclosure of the number of banks with outstanding deposit guarantee bonds that have higher risk profiles due to thin capital bases and/or adverse business and operating issues. In future filings please revise your disclosure to clearly explain to investors the risk to your consolidated financial statements for the remaining deposit guarantee bonds by disclosing in future filings (a) the procedures you use to monitor your risk for these banks including the key performance indicators of each bank with a deposit guarantee bond that you focus on in estimating your loss reserve; (b) the number of banks and value of the deposit guarantee bonds that management considers to be of higher risk based on your analysis; and (c) when you expect to exit this line of business (refer to your disclosure on page 7 of your third quarter of fiscal year 2008 Form 10-Q). In this regard, Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Also, Section 216 of the Financial Reporting Codification states, "…registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss…registrants should make special efforts to recognize incipient problems that might lead to such charges and to identify them clearly at the earliest possible time in financial statements and other forms of public disclosure, including public reports filed with the Commission so that public investors may recognize the risks involved."

Goodwill of Acquired Businesses, page 37

2. We note that goodwill relates to both your furniture rental segment and KBS in your insurance segment. We further note that your margins for your furniture rental segment are declining and that you are in the process of exiting a material portion of KBS' business. There is a concern that your current disclosures may not fully communicate to investors the material uncertainties underlying your assets including

goodwill. If you have reporting units with estimated fair values that do not materially exceed the carrying value, or if you were to use reasonably likely inputs that could have been assumed at the balance sheet date that would result in the estimated fair value to be less than the carrying value of your reporting units and the potential impairment would have a material impact to your consolidated financial statements, please revise your disclosure in future filings to provide investors with forewarning disclosures regarding the realizability of your goodwill asset by addressing each of the following, at a minimum:

- Disclose how you identified your reporting units and how goodwill has been allocated to the reporting units. Refer to paragraphs 30-31 and 34-35 of SFAS 142 for guidance.
- Disclose those reporting units whose carrying value is close to the estimated fair value, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit for each period presented.
- Disclose the valuation approach(es) used to estimate the fair value of each of your reporting units (e.g., income approach, market approach or cost approach). Describe each of the methodologies used for each approach (e.g., discounted cash flow, comparable business method, comparable transaction method, etc.), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in estimating the fair value of its reporting units.
- For each methodology, provide qualitative and quantitative descriptions of the material assumptions used for each reporting unit and for each period presented. For example, such assumptions should include for a discounted cash flow method the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a comparable business method the sales and/or EBITDA multiple used. Include a discussion for any material changes in assumptions between periods.
- Provide a sensitivity analysis as to how reasonably likely changes in the key assumptions might affect the outcome of the goodwill impairment test. Specifically, disclose the reasonably likely key assumptions for each reporting unit; how those assumptions would have impacted the result of the impairment test (i.e., if an impairment charge would have been recognized and an estimate of the amount); and the factors that could result in you using the reasonably likely assumptions in the future.

- To provide investors with an understanding as to how you determined your estimated fair value of reporting units are reasonable, please include a reconciliation of the aggregate fair value of your reporting units to your market capitalization. Please ensure such disclosure clearly explains each of the reconciling items and the objective evidence used to support the reasonableness of your assumptions. In this regard, we note that your market capitalization is less than total stockholders' equity as of December 31, 2008.

Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Note 8. Fair Value Measurements, page 56

3. We note that during the fourth quarter of fiscal year 2008 you made a $205 million investment in newly issued 10% cumulative perpetual preferred stock of The Goldman Sachs Group, Inc. and warrants to purchase 1.78 million shares of GS common stock. We further note that you estimate the fair value of this investment using level 3 inputs, as defined in SFAS 157. In future filings, please disclose the valuation technique(s) used to measure fair value along with a discussion of changes in the valuation technique(s), if any. Refer to paragraph 32.e. of SFAS 157 for guidance. If the impact of these instruments becomes material to your consolidated financial statements, please provide a detailed discussion of the assumptions used in the valuation technique(s) along with a sensitivity analysis of those assumptions within your critical accounting policies and practices section of MD&A. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Note 10. Environmental Matters and Litigation, page 57

4. We note your statement that the $300,000 accrual for the PBP litigation is the amount that is "likely to be incurred". This language you use to describe the PBP litigation is not contemplated by SFAS 5. Please revise your disclosure in future filings to clarify that the accrual recognized for the PBP litigation is the amount management believes is probable to be incurred. Please also revise your disclosure to clarify that the expected additional future costs that have not been incurred will not be material to your consolidated financial statements, if correct. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Refer to paragraphs 8-10 of SFAS 5 for guidance.

Note 12. Business Segment Data, page 58

5. In future filings, please disclose the carrying amount of goodwill and changes in the carrying amount during each period presented by reportable segment. Refer to paragraph 45 of SFAS 142 for guidance.

Exhibit 31

6. In future filings as previously requested during our review of your 2006 Form 10-K, please ensure the language included in your certifications required under Section 302 of the Sarbanes-Oxley Act conform to the language per Release No. 33-8238 and Item 601(b)(31) of Regulation S-K. Specifically, please change your references from "annual report" to "report" in paragraphs 2-4. Please also ensure you use the language, "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)," in paragraph 4.d. instead of "fourth fiscal quarter".

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief